Exhibit 4.7
COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS
STOCK OPTION PLAN
March 14, 2008
REGULATIONS

CONTENTS
I.	The stock option plan

II.	The price of the option

III.	Vesting period and exercise period

IV.	Obligation to keep the stocks

V.	Conditions of Employment

VI.	Conditions of exercise

VII.	Suspension Period

VIII.	Quotation of the new stocks

IX.	Order for sale

X.	Financial advantages of the stock option plan
•	gain on the purchase price

•	gain on the sale price
XI.	Taxation of the advantages

Exhibits:
Exhibit 1:
•	Request for the irrevocable exercise of options (Form N°1);

•	Request for the irrevocable exercise of options and sale (Form N°2);

•	Authorization given to the BNP PARIBAS Securities Services to deduct from the sale proceeds an amount equal to the amount of the social security contributions (Form N°3);

•	Undertaking to keep the shares under the registered form (Form N°4).
Exhibit 2:
•	Request for the transfer of the shares to bearer form for immediate sale (Form N°1)

I — Definition of the stock option plan
French Company Law enables French companies to grant to all or part of their staff the right to subscribe to stock options.
The General Meeting dated May 10, 2007 authorized the Board of Directors to issue stock options.
The Company took advantage of this possibility to put in place a new plan.
A stock option provides the right, applicable only on request from the beneficiary, to subscribe to new shares, which are purchased at a predetermined price.
The Board of Directors of the Company designated you on March 14, 2008 as a beneficiary under this plan and you have already received a letter informing you of the number of stock-options offered to you and of the price at which you may subscribe them.
These regulations detail the various clauses, governing the stock option plan, as it concerns you.
II — The option price
The price of the option has been determined on the basis of the average opening market prices listed at the twenty (20) sessions of Euronext Paris preceding March 14, 2008. It is set at €162.82.
This unit price cannot be modified for the term of the validity of the options; it may only be adjusted, according to the law, if the Company were to proceed with financial operations affecting its capital. Adjustments affecting both the unit price and the number of shares under option will however have no effect on the overall value of the option for each beneficiary.
Beneficiaries will be informed in good time of the new subscription price and the new number of shares to which they are entitled to subscribe.
III — Vesting period and exercise period
III.1 — Vesting period
Options accrue rights by third every year during a three-year period starting from March 14, 2008. All rights will be accrued as of March 15, 2016.
The accrued rights are calculated for each ended 12-month period.
As an example, a beneficiary of an option giving right to acquire 1,000 shares who would leave the Group in December 2008 will have no accrued rights and would not be entitled to acquire any stock. In December 2009, he would be able to acquire 333 shares, the remaining 667 options being expired.
III.2 — Duration of the options
Allocation of the options was decided by the Board of Directors of the Company on March 14, 2008, so beneficiaries will be able to exercise their options at any time up to and including March 14, 2016, subject to accrued rights.
Options are exercised in one or several occasions for the accrued part on request from the beneficiaries, who decide to do so in their own discretion, in function of their individual financial resources and movements of the market price of CGG Veritas share, however subject always to insiders rules.
IV — Obligation to keep the stocks for French tax residents
IV.1 — Obligation to keep
During the first four (4) years of the Plan, beneficiaries who are French tax residents are committed to keep under the registered form the shares they receive as a result of the exercise of their stock options, (such exercise cannot take place before March 15, 2009) from the acquisition date until March 14, 2012 included.
As an example, a beneficiary who exercises his option on March 14, 2010 would not be entitled to sell or transfer his shares to the bearer form before March 15, 2012. A beneficiary who exercises his option on March 15, 2012 would be free to sell the shares on the same day.
IV.2 — Exceptions
However, the above obligation for French tax residents to keep shares under the registered form until March 15, 2012 included will not apply in the following events:
•	lay off or redundancy (corresponding to the French concept of “Licenciement Economique”);

•	death;

•	in the event of take over bid or public offer of exchange, the beneficiaries will not be obligated to keep the shares acquired before or during the take over.
V — Conditions of employment
The option, which is herein granted, is strictly linked to your status of employee of the Group.
Consequently, the accrued rights will be lost in case of departure from the Group except in the cases listed as “Exceptions” hereunder.
Beneficiaries shall be deemed to have lost the status of employee of CGG Veritas or an affiliate (a company in which CGG Veritas holds directly or indirectly at least 30% of the capital) on the date of termination of the service contract, i.e. at the end of the required notice period, regardless the cause or the author of the termination. Such beneficiaries will be able to exercise their accrued rights before the end of their notice period. If applicable, they will remain subject to the obligations to keep their shares set forth in paragraph IV.1.
Exceptions
If a beneficiary ceases to be employee of the Group for one of the following reasons, the options and the conditions of exercise will be treated as follows:
•	Death: the heirs of a deceased beneficiary will be entitled to exercise all or part of the option within a six month period from the date of beneficiary’s death. At the end of this six-month period, the option will expire.

•	Lay off (French concept of “licenciement économique”): options may be exercised entirely at any time from the date of the lay off until March 14, 2016 without obligation to comply with the obligation to keep the shares.

•	Retirement, early retirement (“pré-retraite” as such term is construed under French Law): beneficiaries will continue to benefit from their options until March 14, 2016 but remain subject to all the terms and conditions of the plan such as but not limited to the vesting period and obligation to keep the shares.

•	Affiliate leaving the Group: the beneficiaries, employees of such affiliate, will continue to benefit from their options but remain subject to all the terms and conditions of the plan such as but not limited to the vesting period and accrual of rights or the obligation to keep the shares.
As mentioned above, only death and redundancy (lay off) will allow the exercise of the option without complying with the obligation to keep the shares; beneficiaries leaving the group for the other reasons listed above will have to comply with such obligation.
Furthermore, in the case of a beneficiary leaving the Group under a mutual arrangement with the employer, the Company may contemplate, on a case-by-case basis, maintaining the beneficiary’s right to the stock options. Such pursuance of the rights will follow the rules applicable for a retirement.
VI — Exercise of the option
VI.1 — In order to exercise an option, you should use the forms included in Exhibit 1 as follows:
1.	Request for the irrevocable exercise of options (Form N°1):
The original of this form (corresponding to an exercise of option financed by the beneficiary) must be sent to the Company, Corporate Legal Affairs at CGG Veritas, Tour Maine Montparnasse, BP 191, 33 avenue du Maine, 75755 Paris Cedex (Béatrice PLACE-FAGET/Corinne CHEVALLET), along with a check to the order of BNP PARIBAS Securities Services for the full subscription price.
2.	Request for the irrevocable exercise of options and sale (Form N°2)
This form (corresponding to an exercise of option financed directly on the proceeds of the sale of the shares issued as a result of such exercise and sold immediately afterwards) can be sent to the Company either at the address mentioned in paragraph 1, or by fax at the following number 33 1 64 47 34 29 or by e-mail at the following address: beatrice.place-faget@cggveritas.com or corinne.chevallet@cggveritas.com.
3.	Authorization given by French tax residents to BNP PARIBAS Securities Services to deduct from the sale proceeds an amount equal to the amount of the social security contributions (Form N°3)
This form shall be sent to the Company by French tax residents (at the address or fax or e-mail addresses indicated in paragraph 1 above) for any sale of shares resulting from the exercise of options before March 15, 2012 in the restricted cases enumerated in paragraph IV.2

4.	Undertaking to keep the shares under the registered form (Form N°4)
In the event the options are exercised before March 15, 2012 included, beneficiaries who are French tax residents shall include an undertaking to keep the stocks under the registered form with its exercise form.
VI.2 — Within eight (8) days from the date of receipt of the all documents listed in VI.1 above, CGG Veritas will execute all formalities in order for you to acquire the status of CGG Veritas’ shareholder.
The option shall be deemed to be exercised on the date of receipt by CGG Veritas of the complete file, provided however that conditions related to the Vesting Period and the Status of Employee are fulfilled.
Your shares will be issued as registered shares in your name. Shares will be registered in an account opened with the Bank entrusted with the management of the registered shares (BNP-PARIBAS Securities Services).
VII — Suspension period
VII.1 — Conditions
CGG Veritas’ Board of Directors or, upon delegation from the Board, the Chairman and CEO may suspend for a period which shall not exceed three (3) months, any exercise of option in case of:
•	Financial operation requiring a prior and strict knowledge of the number of CGG Veritas’ stocks.

•	Adjustment affecting the unit price as provided by French Company law.
VII.2 — Notice
Within five (5) days from the Suspension decision of the Board of Directors or of the Chairman and CEO, beneficiaries will be informed by internal memorandum and/or by e-mail, general or individual:
•	that a Suspension period has been instituted in accordance with point VII.1 above;

•	the duration of the Suspension.
If applicable, beneficiaries will be informed of the new subscription price and new number of stock to which they are entitled to subscribe.
VII.3 — Transitory Period
To the extent possible, the beneficiaries will be allowed a reasonable time period between the receipt of the above-mentioned notice and the entry into effect of the suspension period during which they may exercise their options, in whole or in part.
Each beneficiary hereby expressly acknowledges that the allowed time period, if any, may be extremely reduced if so required by the envisaged financial operations.
At the end of this transitory period, Beneficiaries shall not be entitled to exercise their options until expiry of the Suspension Period.
VII.4 — Confidentiality

Beneficiaries undertake not to divulge any information related to the Suspension and the cause thereof.
VIII — Listing of new shares
New CGG Veritas shares acquired under the stock option plan are freely transferable at any time, except where the obligation to keep applies in accordance with paragraph IV above.
However, there is no right to dividend with respect to profit from the previous financial year. For this reason, two cases may be envisaged during the year of exercise:
VIII.1 — The shares acquired are assimilated to existing shares
From the date on which dividend is paid or the date of the Annual Ordinary Meeting of Shareholders, until 31 December of that year, the new shares will be listed on the regular line of Euronext at the same rate as existing shares (ISIN : FR0000120164).
VIII.2 — The shares acquired are not assimilated to existing shares
From 1 January until the date on which dividend is paid or, if no dividend is paid, until the date of the Annual Ordinary Meeting of Shareholders, the new shares will not be listed at the same rate as existing shares, but on a separate line (separate index). After the date on which dividend is paid or, if no dividend is paid, after the date of the Annual Ordinary Meeting of Shareholders, the shares will be transferred to the regular line (ISIN: FR0000120164) and assimilated to existing shares.
For example: The last Annual Ordinary Meeting of Shareholders took place on May 10, 2007. All shares acquired by the exercise of stock options between January 1, 2007 and May 10, 2007 were listed on a separate line until May 10, 2007, at which date they were transferred to Index 0000120164 and assimilated to existing shares. On the other hand, shares acquired by the exercise of stock options between May 10, 2007 and December 31, 2007 were listed directly on the 0000120164 line.
Finally, it should be noted that non-assimilated new shares usually have a below par rating compared with shares sold on the 0000120164 line (this is on account of low trading levels even when no dividend is due from the preceding financial year).
IX — Order for sale
The order for transferring the shares from registered form to bearer form for immediate sale (Exhibit 2 — Form N°1) shall be sent to:
(i)	the Company (at the postal address or fax number of e-mail address indicated in paragraph 1.4.2. in the event of such an order being given before March 14, 2012 included,

(ii)	directly to the Bank at the following fax number 33 1 55 77 95 33 after March 15, 2012.
In addition to indicating the number of shares to be sold, certain details may be given to the Bank concerning the order for sale on the stock market:

•	order at best. This order bears no instructions. It is carried out at the opening of the next trading day of Euronext Paris (which is generally when the greatest number of stocks are exchanged).

•	order at a minimum price of. This order sets a minimum rate at which the seller agrees to transfer his stocks. It will therefore be carried out only if the listed rate is equal or superior to this minimum. CGG Veritas shares are listed continuously and there may be fairly substantial differences between the rates applied to various transactions carried out during the same session. Limited orders tend therefore to be more reliable than discretionary orders. Such order shall remain valid until the end of the calendar month and shall thereafter be renewed for the next month.
X — The financial advantages of the stock option plan
In being associated with the expansion of the Group and the evolution of the CGG Veritas share market price, beneficiaries who exercise their options can make profits in two ways when selling the stocks:
•	gain on the purchase price equal to the difference between the price listed on the Stock Exchange the day the option is actually exercised and the subscription price of the option, and ;

•	gain on the sale price equal to the difference between the price at which the stocks are sold and the price listed on the Stock Exchange the day the option is exercised.
Examples

(On the basis of a subscription price of €162)	Hypothesis
Stock subscription price (a)	€162
Value on the Stock market of the CGG Veritas Stock on the date of option exercise (b)	€180
Gain on the purchase price (b — a)	€18
Sale price (c)	€200
Gain on the sale price (c — b)	€20
XI — Taxation of the advantages
The summary hereunder applies only to French tax residents who, as such, are subject to French Tax legislation. General information may be provided to other residents, upon request, on the relevant foreign tax rules. However, foreign beneficiaries should revert to their tax advisor.
XI.1 — Taxation on gains on the purchase price
Taxation on gains on the purchase price varies depending on whether or not the beneficiary sells his shares before the end of a four-year period starting from the date of allocation of the option, i.e. from March 14, 2008 to March 14, 2012 included and depending on the time period during which the beneficiary continues to hold the shares.
It should be noted that if the shares are transferred from registered shares to bearer shares, they are considered as sold.

•	Failure to comply with the four-year fiscal period (in practice, pursuant to the obligation to keep the shares imposed on each beneficiary by section IV, sale of shares during this four-year period is only allowed in the cases specified in section IV.2).
In this case, the gain on the purchase price is considered as additional salary and as such is subject to income tax. The gain is added to the revenues for the year during which the stocks are sold and not for the year in which the option is exercised. However, after deductions applicable to salaries, tax is spread according to the “quotient” system so as to take into account the length of time for which the options have been held.
Furthermore, in this case, the gain on the purchase price will also be subject to all French social security contributions (i.e. about 25%).
It is again noted that if, during the four-year fiscal period, the acquired shares are simply transferred from registered shares to bearer shares, without being sold the gain is likewise subject to income tax and social security contributions.
Exceptions:
As an exception, tax exemption on the gain on the purchase price applies if the shares are sold or transferred from registered shares to bearer shares before the expiry of the four-year fiscal period in the following cases:
•	dismissal

•	retirement imposed by the employer

In the above two cases, the options must have been acquired by the beneficiary at least three (3) months before date of the event in question.

•	invalidity corresponding to classification in the second or third category defined in Article 310 of the French “Code de la Sécurité Sociale”.

•	death.

•	Compliance with the four-year fiscal period and of the two-year period of holding

•	The gain on the purchase price, up to €152,500, is taxed at the rate of 30% plus 13.5% with respect to social contributions(1) (i.e. 43.5%).

•	The gain on the purchase price above €152,500 is taxed at the rate of 40% plus 13.5% for social contributions (*) (i.e. 53.5%).
The beneficiary may always decide, at his sole discretion, to be taxed on the basis of income tax.
This tax treatment may be optimized if the beneficiary keeps the shares acquired during a two-year period, i.e. if he does not sell them before a two-year period from the date of acquisition.
•	In that case, the gain on the purchase price up to €152,500 will be taxed at the rate of 18% plus 13.5% for social contributions(*) i.e. 31.5%.

•	The part of the gain exceeding €152,500 will be taxed at the rate of 30% plus 13.5% for social contributions(*) (i.e. 43.5%).
This specific rule will apply only if the shares have been kept under the registered form during at least a two-year period. This two-year period is to be computed from the end of the four-year fiscal period.

(1)	Which include the 2.5% employee’s contribution.

In consequence thereof, if the stocks were subscribed one (1) year before the end of the fiscal period, a beneficiary must hold the stocks during a three-year period if he wants to optimize the taxation.
The above taxation will apply only if the total value of sales (including shares’ sales unrelated to the present stock option plan) made by the beneficiary during the year of the sale exceeds the threshold determined on an annual basis by the French Tax authorities (€25,000 for fiscal 2008).
The beneficiary may always decide, at his sole option, to be taxed on the basis of income tax.
XI.2 — Taxation on gains made on the sale of stocks
The gain made on the sale of shares is taxed at the regular rate for capital gains. The tax rate is therefore 18% (for fiscal 2008) plus around 11% with respect to social security contributions, if the total value of sales (including shares’ sales unrelated to the present stock option plan) made by the beneficiary during the year of the sale or transfer exceeds the threshold determined on an annual basis by the taxation authorities (€25,000 for fiscal 2008).
XI.3— Declaration commitments
Company’s obligations
Each year, the Company has to provide tax authorities with a certificate including the name of beneficiaries who have exercised options during the preceding year, the dates of the exercise, the number of shares acquired and the subscription price.
Each year until the expiry of the four-year tax period during which shares are sold or transferred from registered shares to bearer shares, the Company has to declare, dates of sale or of transfer to bearer shares, date of attribution and the date of the option exercise, the number of shares, the subscription price and the price listed on the Stock Exchange the day the option is exercised.
Beneficiary’s obligation
The year during which the option is exercised, the beneficiary shall append to his tax declaration the statement that will be communicated to him by the Bank.
The year during which the stocks are sold or are transferred from registered stocks to bearer stocks before the expiry of the four-year tax period, the beneficiary will state on his tax declaration:
•	the difference between the share market price on the day the option is exercised and the subscription price,

•	the gain made on the sale of shares, equal to the difference between the price at which the shares are sold and the market price of the share on the day the option is exercised, only if the total annual value of stocks sales (including shares’ sales unrelated to the present stock option plan) exceeds the annual threshold determined by the taxation authorities (€25,000 for fiscal 2008).